CERTIFICATE TO BE USED WITHIN THE CONTEXT OF THE SUBSTITUTION OF A STATEMENT
OF A CORPORATION THAT IS NOT AN ENTITY

I certify that I have examined the information concerning Osisko Development Corp. contained in the statement of Osisko Development Corp. for the fiscal year that began on January 1, 2020 and ended on December 31, 2020. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.

Full name of the officer or director:	Alexander Dann

Title of position:	Chief Financial Officer and Vice President, Finance

Date:	2021.08.13

(s) Alexander Dann

[Signature]